		555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com
MICHAEL A. BROWN	December 21, 2020	EMAIL MBROWN@FENWICK.COM DIRECT DIAL +1 (415) 875-2432

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention:          John Spitz, Staff Accountant
Michael Volley, Staff Accountant
J. Nolan McWilliams, Attorney-Advisor
Dietrich King, Attorney-Advisor
Re:                    Coinbase Global, Inc.
Draft Registration Statement on Form S-1
Submitted October 9, 2020
CIK No. 0001679788
Ladies and Gentlemen:
On behalf of Coinbase Global, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001679788) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on October 9, 2020 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 7, 2020 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures, including removing the Class T common stock, which the Company has, after further consideration, determined not to issue at this time or include for registration in its registration statement on Form S-1 (“Registration Statement”) relating to the direct listing (the “Direct Listing”). Instead, the Company has determined to authorize the issuance of “blank check” common stock which the Company may in the future, following the Direct Listing, use to issue capital stock (including upon conversion of securities convertible into common stock), including in the form of blockchain tokens.
General
1.Please clarify for us whether the Class T common stock will be issued and outstanding prior to the effective date of the registration statement. In addition, assuming the Class T common stock is outstanding prior to effectiveness, please tell us how you intend to identify the price at which Class T common stock holders will offer their shares for resale following the

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effectiveness of the registration statement and prior to the emergence of any public market for such securities. Please refer to Item 501(b)(3) of Regulation S-K.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
2.Please provide us with your legal analysis why the issuance of Class T shares in token form does not represent the issuance of a security different from the uncertificated security. In your analysis, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights under applicable state law.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
3.Please provide us with your legal analysis as to why the offering of Class T common stock should not be treated as an indirect primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, which is available on our website.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
4.Please refer to the carryover risk factor paragraph on pages 26-27. Please provide us with your legal analysis as to why you believe you can conclude that the crypto assets traded on your core platform are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address how you “determine with a reasonable degree of certainty” that crypto assets are not securities for purposes of the federal securities laws. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, which letter is available on our website at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
The Company advises the Staff that it performs a legal analysis under the U.S. federal securities laws for each crypto asset it considers for listing on its platform in the United States in close consultation with internal and external legal counsel, including external securities counsel, as well as technical experts. The Company’s legal assessment is based on comprehensive fact gathering and a legal analysis that is informed by the statutory definition of a security under the U.S. federal securities laws, Supreme Court decisions applying the definition of security (e.g., SEC v. W.J.Howey Co., 328 U.S. 293 (1946) (“Howey”), Reves v. Ernst & Young (1990)), other judicial decisions applying the definition of a security, including recent court rulings pertaining to crypto assets, the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial

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Technology (“FinHub Framework”), and factors articulated in public communications by representatives of the Commission, no-action letters, and enforcement actions.
Prior to listing a crypto asset, Coinbase conducts a review and assessment of available information and facts relating to the crypto asset, including, among other considerations: reviewing publicly available information about, and prepared by, the developers of the crypto asset, including whitepapers, websites, and social media; the circumstances and developer representations in connection with prior sales of the crypto asset; core operating code contributions from the developers and/or third parties; and the functionality of the crypto asset and related blockchain. The Company’s review is often supplemented with direct engagement with the developers associated with a crypto asset or others familiar with the crypto asset in order to clarify the Company’s understanding of the factual record and the technical attributes relating to the crypto asset and associated protocol. As part of the Company’s review of a crypto asset, it engages external counsel to prepare a memorandum that summarizes factual findings relevant to whether the particular crypto asset may be classified as a security under the U.S. federal securities laws.
With the exception of certain crypto assets expressly designed to be “security tokens,” most crypto assets were designed by developers to help enable a specific function or technical utility. Because these unique attributes generally distinguish crypto assets from instruments commonly understood to be securities such as stocks and bonds, the Company’s legal assessment primarily focuses on the potential for the assets to be deemed an “investment contract” for purposes of the U.S. federal securities laws. As noted in the FinHub Framework, both the Commission and federal courts frequently use the investment contract analysis to determine whether unique or novel instruments or arrangements, such as digital assets, are securities subject to the federal securities laws. The FinHub Framework itself identifies some of the factors which FinHub has indicated that market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security).  The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met, provided, however, the FinHub Framework does not specifically assign a weighting to any of these factors.
To help facilitate the Company’s assessment of whether a crypto asset is more or less likely to be a security, the Company has developed an analytical framework through input from internal and external counsel, including external securities counsel, and technical experts familiar with the unique attributes of digital assets. The Company uses a points-based rating system centered around factual questions designed to address each of the test factors articulated in Howey: (i) whether crypto purchasers invested money; (ii) in a common enterprise; (iii) with a reasonable expectation of profit; and (iv) based on the efforts of others. As advised by FinHub in the letter to the New York State Department of Financial Services referenced above, the Company’s assessment seeks to take into account federal securities laws, factors enumerated within the FinHub Framework, case law, and other guidance, as well as the Company’s deep understanding of digital asset technologies. The Company’s framework recognizes that, in general, the more factors that are implicated, the greater the likelihood that a crypto asset may be classified as an investment contact. The Company also weights factors which it believes are more important than others in that assessment, in order to generate a scaled score. For the Staff’s reference, the Company has supplementally provided to the Staff a copy of its current analytical framework for

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assessing the risk profile associated with the determination of whether a particular crypto asset is a security under U.S. federal securities laws.
The Company believes this approach allows the Company to more methodically apply and analyze facts consistently across different assets and across the same asset over time. As indicated in the letter sent by FinHub to The New York State Department of Financial Services on January 27, 2020, the Company recognizes that the use of the Company’s framework or other model industry or state based frameworks or whitelists has not been endorsed by the Commission , the Staff or other regulatory authorities. Together with other legal analysis and risk assessments informed by internal and external counsel and technical experts, the Company uses the scaled score as one factor in assessing the risk that a particular crypto asset may be considered a security, and whether the Company will list a particular crypto asset.
The Company believes that its process reflects a comprehensive and thoughtful legal analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment, but recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by the Company does not guarantee any conclusion under the U.S. federal securities laws.  The Company expects its risk assessment process to continuously evolve to take into account case law, facts, and developments in technology. In light of the recognized uncertainties associated with the application of the U.S. federal securities laws to digital assets, the Company believes it is appropriate to include a risk factor relating to this risk titled “A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.” In response to the Staff’s comment, the Company has also modified its disclosure on page 27 of Draft No. 2. Additionally, for the Staff’s reference in connection with its review of the Draft Registration Statement, the Company has supplementally provided a copy of the Company’s digital asset legal analysis template.
5.Please provide us with your legal analysis as to why your activities supporting staking are executed in compliance with the federal securities laws.
The Company advises the Staff that proof-of-stake networks are emerging as an increasingly adopted consensus mechanism in decentralized blockchains. In contrast to proof-of-work protocols like that underlying the Bitcoin network, which require the use of significant computational resources to achieve decentralized consensus, proof-of-stake networks rely on the held stake of network participants together with staking rewards to incentivize good-faith transaction processing among strangers. The significant advantage of proof-of-stake networks is that they require substantially less energy consumption to process transactions. The emergence of proof-of-stake protocols among assets that the Company supports on its institutional and consumer platforms has led to a desire among the Company’s customers to stake crypto assets held in Coinbase accounts and thus earn staking transaction rewards. The Company has provided services to accommodate this request.
Different proof-of-stake protocols may have different features and operating rules, but those that the Company supports share several aspects in common. The staking process generally involves two core steps: (1) staking tokens by publicly demonstrating a user’s stake in the blockchain as indicated by a number of staked tokens, and (2) putting up a security deposit of a certain portion of the amount staked, which portion can be “slashed” for certain actions, such as trying to produce multiple blocks at once. In

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general, a validator runs a technology infrastructure (i.e., a server operating standardized software) for performance of routine, non-discretionary operations that execute these steps, in coordination with other participants, and which may lead to the distribution of rewards by the network. In general, a validator is selected algorithmically by the protocol to process a transaction block each cycle. The selection is weighted based on the amount of relevant tokens staked by the validator (the “Staked Amount”). Delegations of staked amounts by participants to the validator are recorded by the network by way of a smart contract, rather than the transfer of tokens across the blockchain. Staking rewards earned through the validator may remain frozen for a period of days by operation of the protocol, typically to allow time for network confirmation that staking was performed correctly. If a validator incorrectly creates or validates a block, whether intentionally or accidentally, the rewards earned from that instance of staking and a portion of the Staked Amount is subject to forfeiture that is enforced by the network (referred to as “slashing”).

The Company has employed two principal types of staking services for its users. These two types of staking services are referred to as the “Tezos Staking Model”, which was the Company’s first-implemented staking model and has since been deprecated, and “Staking 2.0.”1 Although these services differ with respect to where “slashing” occurs (as described below), they share certain core features.

The Company advises the Staff at the outset that in all cases, a customer’s decision to stake via Coinbase confers no increased likelihood of greater rewards relative to staking individually: although a validator with a larger total stake (like Coinbase) may be selected for transaction validation more frequently, any given customer’s pro rata share of rewards is proportionally smaller. In this way, a Coinbase customer’s overall mathematically expected rewards of participating in staking through the the Company's platform are exactly the same (net of fees) as they would be if the customer were staking individually and directly in the network.

1.Tezos Staking Model
The Company initially designed and offered a staking product in connection with its custodial support for Tezos, one of the earlier crypto assets that used the proof-of-stake consensus mechanism. The product was initially offered to clients of the Company's institutional custody services via the its New York State-chartered limited purpose trust company. A unique feature to the Tezos model is that assets that constitute the security deposit may be separate from the staked assets. In the Company’s implementation of Tezos staking through its institutional custody business and through the initial implementation for its consumer business, the Company funded the Tezos security deposit with its own corporate inventory such that client assets were not at risk of slashing.

A written explanation of this model and the Company’s legal analysis concluding that the staking service should not be viewed as an investment contract or securities brokerage services, and is therefore outside the scope of the federal securities laws, was provided to the Staff by letter dated June 17, 2019. For the Staff’s reference in connection with its review of the Draft Registration Statement, the Company has provided a copy of this letter supplementally. As of the date of this letter, the Tezos Staking Model has been replaced by the Staking 2.0 Model described below.
1 In each case, the Company has performed legal analysis that has been previously discussed and shared with the Staff in various meetings in 2019 and 2020 referenced herein.

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2.Staking 2.0 Model
After the launch and successful operation of its Tezos staking product, the Company began to explore support for other crypto assets that utilize proof-of-stake models and more capital efficient models which could eventually replace the Tezos model. Under this newer staking model (or “Staking 2.0”) the proof-of-stake process still involves the same two core steps of staking tokens and putting up a security deposit, as described above. Unlike the Tezos model, however, under Staking 2.0 models, customer assets must be staked to the validator node directly and customers may not rely on Coinbase to post a security deposit on their behalf. Thus, although the Company provides a contractual guarantee against the theoretical loss that could result from a slashing, client assets are at risk for slashing in this model in a way that is not the case for the initial implementation of the Tezos staking model.2

In discussions with the Staff on August 20, 2020, the Company shared the Company’s legal analysis concluding that these Staking 2.0 services should not be viewed as an investment contract or securities brokerage, and are also therefore outside the scope of the U.S. federal securities laws. This conclusion is based on the observations that (i) the Company’s efforts to extend staking services are ministerial, and therefore do not satisfy the “efforts of others” prong of the Howey test, and separately (ii) the operation of this product does not give rise to customer investment risks that are necessary to satisfy the “investment of money” prong of the Howey test. Further, while the Company may receive compensation as a percentage of rewards customers earn through the staking service, the assets involved themselves are not securities, transactions are not between “others,” and again, the Company’s efforts are administrative and ministerial in nature. These legal conclusions are described further below.

A.The Company’s Modern Proof of Stake Service is Ministerial, and Therefore Does Not Give Rise to an Investment Contract
First, an investment contract under Howey must involve an investment of money in a common enterprise with the expectation of profit “primarily from the efforts of others.” As recognized in the SEC’s Framework for “Investment Contract” Analysis of Digital Assets, the efforts must be “‘the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise,’ as opposed to efforts that are more ministerial in nature.”3 Ministerial efforts are contrasted with entrepreneurial efforts, and are generally those that conform to a prescribed procedure and that may
2 The Company notes that in connection with the launch and growth of Tezos staking services for retail customers in late 2019, the Company implemented a variant of its Tezos staking model that worked like Staking 2.0, in that it allowed funds of participating clients to be used towards the security deposit. This implementation made it easier to facilitate transfer of larger volumes of assets, as per client demand, into and out of security deposit addresses. Under this model, the Company contractually assumed all risk of loss to clients’ Tezos in conjunction with staking as it does in Staking 2.0. For the reasons described to the Staff in a meeting on August 20, 2020, the Company concluded that this implementation of Tezos staking also does not give rise to an investment contract or securities brokerage services, albeit for different reasons as described herein in this Section 2.
3 “Framework for “Investment Contract” Analysis of Digital Assets,” SEC Staff (Apr. 3, 2019) (the “Framework”). See also United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975); Securities Exchange Commission v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476 (9th Cir. 1973), cert. denied, 414 U.S. 821, 94 S.Ct. 117, 38 L.Ed.2d 53 (1973).

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be performed without the use of judgment by the person performing the act.4 By these terms, the Company’s operation of a staking node is ministerial, rather than managerial.
To provide staking services, the Company downloads and executes standard validator software from an open source repository, like GitHub. The Company then operates a network-connected validator node in its server environment in accordance with nondiscretionary network rules codified in this software. The manner in which the Company engages in staking is identical to thousands of other network participants who operate validator nodes and results in propagation of the same staking protocol through its product in order to make uniform staking functionality available to customers. This propagated open-source software code is the sole means by which network staking services are executed and customer staking rewards are generated. The Company does not deploy its own program patches, bug fixes, or enhancements to the staking software that operates customer staking services.5 The Company does not determine the staking parameters, reward conditions or slashing conditions, which are encoded in the asset protocol used by everyone on the network. In short, the Company exercises no discretion whatsoever to increase the efficiency or profitability of its staking services relative to those identical services that a customer can access through a self-hosted wallet simply by downloading the same open source software and delegating funds to any of hundreds of other validators.
Customers, for their part, do not rely on the Company to make managerial or discretionary decisions on their behalf, as the necessary steps to stake and code involved are standardized and identical among all participants. The Company’s customers have entire discretion to use or not use the Company’s staking services as they wish. Customers may choose to stake only certain crypto assets and not others (or none at all) entirely at their discretion. There is no contractual obligation or penalty to choose to use or to decline to use the Company’s staking services.6
On the basis of these facts, the Company’s staking services are ministerial—its efforts are quintessentially unrelated to the amount of profits paid to customers as a result of its staking services—and therefore do not give rise to an investment contract relationship.
4 Managerial roles are those involving decision making or exercising judgement. See Turner, 474 U.S. at 482. See also the Framework.
5 The Company exercises prerogatives in the operation of its platform, such as operating an ordinary commercial-grade server environment that is secured against unauthorized entry and providing easy-to-navigate user experiences, but none of these are integral to the execution or operation of customer staking transactions and indeed have no bearing whatsoever on the circumstances and likelihood in which a network protocol will confer rewards to delegators on Coinbase.
6 In many cases staking services are provided by default to customers, who may exercise discretion to opt out or otherwise modify use of services at any time. This has no bearing on the ministerial nature of the Company’s services. Moreover, even if a customer fully delegates 100% of all eligible funds at all times to the Coinbase validator, such preference could not transform a ministerial service into an investment contract relationship. See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981) (investor with significant control over a business arrangement but who remains passive nevertheless does not enter into an investment contract relationship unless the investor has irrevocably delegated powers, is incapable of exercising them or is so dependent on the particular expertise of the promoter or manager that he has no reasonable alternative to reliance).

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B.Customers Do Not Take on Investment Risk and Therefore No Investment Contract Exists
Second, separate and apart from the above analysis, the Company described further that the “risks” undertaken by clients in connection with the use of Coinbase’s Staking 2.0 services do not implicate the Howey-type risks that would give rise to an investment contract relationship. Although we understand that the Commission takes a broad view of the “investment of money” prong, the Company’s customers are not giving up consideration for which they are subjecting themselves to “financial risk” based on Coinbase’s managerial decision-making. Rather, customer funds are only at theoretical risk of loss in the event that the Company makes an error in running the validator node or experiences a server failure that leads to an outage or other corruption that may result in slashing of funds. This type of risk of loss—which is derived from ministerial errors—is not what is generally considered to be investment risk for which the securities laws were designed. See SEC v. Belmont Reid & Co., 794 F.2d 1388 (9th Cir. 1986) (although returns to investors who pre-purchased gold coins were highly dependent on contractual performance by the promoter involved in a gold mining operation, such dependence represented an ordinary contractual risk and could not satisfy the Howey Test without making any sale of goods contract a security).7
C.The Company’s Staking Services are Not Broker Activity
Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) generally requires a “broker,” i.e., a person “engaged in the business of effecting transactions in securities for the account of others” to register with the Commission before effecting or inducing any such transactions. The Company is not acting as a “broker” as a result of providing the staking services because it only provides the services for crypto assets that are not securities, and thus it could not be effecting transactions in securities. Further, even if such assets were securities, the staking services do not involve effecting transactions “for the account of others.” Even if facilitating the receipt of staking rewards constituted effecting a transaction, there is only a customer on one side, but no “others” with whom Coinbase is effecting the transaction. There is no seller or issuer of the staking rewards. The staking rewards received are issued by the network code recognized by all users of the system, not by a particular third party. By definition, one cannot act as a broker by merely facilitating a one-sided transaction. Moreover, it would not constitute “dealer” activity. Section 15 of the Exchange Act likewise requires a “dealer” to register if it “is engaged in the business of buying and selling securities…for its own account or the account of others…” Even if such assets were securities, the staking services do not involve Coinbase buying and selling securities to and from its inventory as part of a regular business. Lastly, as discussed above, the Company’s activities in this regard are administrative and ministerial, incidental to providing custody services, and not the sort of substantive securities activity that would constitute
7 We note that the Company’s contractual obligation is to make customers whole in the event of losses due to its ministerial errors.

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“effecting transactions” and trigger registration as a broker.8 Moreover, staking does not involve the exercise of investment expertise or discretion and is similar to dividend processing—which requires technical know-how and recordkeeping systems, but is nonetheless clerical and ministerial.
6.You state in the first full bullet point on page 67 that you intend to host an investor day and engage in certain other investor education meetings. Please clarify the intended scope and timing of these investor education meetings, including whether they are follow-up meetings to answer questions about information provided at the investor day, or something more. In addition, please clarify whether the Company will cease all marketing and investor education activities and observe a restricted period in connection with the pricing of the direct listing.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 63 of Draft No. 2 to clarify that the Company may participate in one or more investor day presentations and/or post presentation(s) regarding the Company, its management team, and the Direct Listing through its website or other broadly-available means and may conduct additional investor education meetings. More specifically, after the Registration Statement has been publicly filed for at least 15 calendar days, the Company currently intends to hold at least one investor day and/or post presentation(s) regarding the Company, its management team, and the Direct Listing through its website or other broadly-available means. In addition, the Company may engage in potential additional investor education activities in connection with the Direct Listing, including possible follow-up meetings to answer questions about information provided at any investor day presentation, in the offering-related presentations distributed by the Company through its website or other broadly-available means, and other meetings with investors. All of the material information intended to be conveyed in these meetings will be contained in the Registration Statement. The Company hereby confirms it will cease all marketing and investor education activities and observe a restricted period commencing on the fifth business day prior to the determination of the opening trading price of the Company’s Class A common stock on the Nasdaq Global Select Market, except that the Company may engage in activities consistent with its status as a U.S. public company, including fulfilling its obligations as a reporting company under the Exchange Act (including, for example, with respect to the issuance of press releases and Exchange Act filing requirements).
In addition, prior to the public filing of the Registration Statement, the Company intends to engage in investor education in reliance on Section 5(d) of or Rule 163B under the Securities Act of 1933, as amended (the “Securities Act”) and will supplementally provide the Staff with copies of written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors.
8 The Staff has regularly recognized that clerical and ministerial activities do not trigger broker-dealer registration requirements. See Letter from Ezra Weiss, Chief Counsel, Division of Market Regulation, to Harold J. Smotkin, Clearing Service, Inc. (Jan. 3, 1972) (Clearing Service was required to register as broker-dealer, inasmuch as the services it performed went beyond those of a purely clerical or ministerial nature); Letter from Ezra Weiss, Chief Counsel, Division of Market Regulation, to William F. Clare, ESE Stock Transfer Corp. (Oct. 21, 1971) (ESE Stock Transfer Corp. was required to register because the services it intended to perform went beyond those which are merely clerical or ministerial in nature); cf. Universal Pensions, Inc., SEC No-Action Letter (Jan. 30, 1998) (granting no-action relief to a pension plan administrator performing recordkeeping and other administrative services, subject to conditions); Applied Financial Systems, Inc., SEC No-Action Letter (Sept. 25, 1971) (granting no-action relief to entity providing certain shareholder servicing and recordkeeping functions as clerical and ministerial).

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The Company will endeavor, and it is the Company’s understanding that its financial advisors and any affiliated persons each will endeavor, to conduct their activities in a manner that will not violate the applicable provisions of Regulation M (to the extent that Regulation M applies to such activities) or the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Exchange Act and Rule 10b-5 thereunder.
7.Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.
The Company acknowledges the Staff’s request and advises the Staff that it will supplementally provide the Staff with the proposed graphics that it intends to present in the prospectus as soon as such graphics are available and with sufficient time for the Staff to review such graphics.
8.While we understand you do not have a principal executive office, please add to the cover page of the registration statement your primary business telephone number, if you have one.
The Company advises the Staff that it does not have a primary business telephone number.
Cover page
9.Please refer to the fifth paragraph. Please revise the discussion of the timing of Goldman Sachs’s obligations by clarifying whether Goldman Sachs (as financial advisor) is obligated to notify Nasdaq that the shares are “ready to trade” before, during, or after Nasdaq is to calculate the Current Reference Price (Opening Price). The disclosure as currently drafted appears to indicate that Goldman Sachs must make a subsequent or separate determination to “approve proceeding at the Current Reference Price.” Please similarly revise the corresponding disclosure in Plan of Distribution.
The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page of Draft No. 2 to clarify that an indicative Current Reference Price as defined in the rules of the Nasdaq Stock Market LLC (the “Nasdaq Rules”) is calculated and displayed to market participants beginning with the pre-opening period. Goldman Sachs & Co. LLC (“Goldman Sachs”) is obligated to notify Nasdaq that the shares are ready to trade, at which point Nasdaq calculates the Current Reference Price, in accordance with Nasdaq Rule 4120(c)(8). Once the Current Reference Price is calculated, such price will be displayed to Goldman Sachs upon which, Goldman Sachs must then approve proceeding at such Current Reference Price. If Goldman Sachs approves proceeding, Nasdaq will conduct the validation checks required pursuant to Nasdaq Rule 4120(c)(8)(ii) and (iii). Upon completion of such price validation checks, trading on the Nasdaq Global Select Market will commence.
10.You state that both Goldman Sachs and J.P. Morgan in their roles as financial advisors will consult with Nasdaq. Please tell us how this is consistent with the Nasdaq direct listing rule permitting only one financial advisor to be “designated” for purposes of consulting with the exchange and performing the “ready to trade” duties and other functions. Alternatively, please

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revise here and in the first paragraph on page 177 to clarify the financial advisors’ respective roles in the direct listing.
The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and pages 176 -177 of Draft No. 2 to clarify the financial advisors’ respective roles in the Direct Listing. The Company respectfully submits that it does not believe that the Nasdaq Rules preclude the Company from appointing multiple financial advisors. Pursuant to Nasdaq Rule 4753(c)(9), “[i]f more than one broker dealer is serving in the role of financial advisor, the issuer must designate one to perform the functions under Rule 4120(c)(8).” While only one financial advisor may be designated pursuant to Rule 4120(c)(8) to notify Nasdaq that the Class A common stock is ready to trade, Nasdaq Rule 4120(c)(8)(b) also contemplates that, prior to the conclusion of the Pre-Launch Period (as defined therein), Nasdaq will perform price validation checks and in connection with such checks, Nasdaq will consider input from the financial advisors and other market participants.
Additionally, the Company and the financial advisors have consulted with Nasdaq regarding Nasdaq Rules 4120 and 4753. Nasdaq confirmed that, while only one financial advisor may be designated pursuant to Rule 4120(c)(8) to notify Nasdaq that the Class A common stock is ready to trade, Nasdaq may consult with more than one financial advisor in connection with determining the price that Nasdaq enters during the system setup for use by the system in determining the pricing/opening of a direct listing as described in the paragraph above in connection with determining the “Current Reference Price” when more than one price exists at which shares of Class A common stock will remain unmatched pursuant to Nasdaq Rule 4753(a)(3)(iv).
The Company also respectfully advises the Staff that the Company believes that having more than one financial advisor available to consult with Nasdaq in connection with the opening of trading of the Direct Listing of its Class A common stock will provide Nasdaq with more information relating to the pricing of the shares at the time of the commencement of trading, including pre-listing selling and buying interest and other factors that would not be available to Nasdaq through other sources. The Company believes it is important for Nasdaq to have sufficient information to effect a fair and orderly opening of its shares and that the additional information provided by more than one financial advisor to Nasdaq will help provide for this.
About This Prospectus, page ii
11.Please explain the basis for indicating that changes to the plan of distribution may be made in a prospectus supplement. In this regard, we note your obligation pursuant to the undertakings in Part II of the registration statement to file during any period in which offers or sales are being made a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
The Company acknowledges the Staff’s comment and has revised its disclosure on page ii of Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

Prospectus Summary
Our Token – Class T Common Stock, page 6
12.Please clarify here and throughout the prospectus whether the benefits you intend to provide to holders of the Class T common stock will depend on whether the stock is held in certificated form represented by a security token. In addition, please tell us whether such benefits would constitute terms and conditions of the security, and please tell us the basis for your position.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
Implications of Being an Emerging Growth Company, page 9
13.Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact J. Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.
The Company acknowledges the Staff’s request and advises the Staff that it will supplementally provide the Staff with a copy of any written communications it presents to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of or Rule 163B under the Securities Act. The Company requests that the Staff destroy such materials upon completion of its review.
Risk Factors
Our operating results have and will significantly fluctuate, page 14
14.Please place this risk factor in context by quantifying the volatility in crypto assets in recent periods.
In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Draft No. 2.
A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, page 26
15.We note your disclosure that “[t]he test for determining whether any given crypto a is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict.” Please emphasize that this test is a legal test and is different than your

United States Securities and Exchange Commission
Division of Corporation Finance
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scoring model, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.
In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 27 of Draft No. 2.
16.We note your disclosure that “[p]ublic statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form).” Please revise this risk factor to clarify that Bitcoin and Ether are the only digital assets as to which senior officials at the SEC have publicly expressed such a view, and further clarify that as to all other digital assets there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the predictions of your scoring model.
In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 27 of Draft No. 2.
We may suffer losses due to abrupt and erratic market movements, page 39
17.We note from media accounts that trading has been disabled or temporarily halted in the past year. Please place this risk factor in context by quantifying the number, frequency, and average duration of outages in the last year and any material expenses or other damages as a result.
In response to the Staff’s comment, the Company has revised its disclosure on page 41 of Draft No. 2. In addition, the Company respectfully advises the Staff that it has not experienced any material expenses or other damages as a result of trading on its platform being temporarily disabled or halted in the past year.
Risks Related to Crypto Assets
A temporary or permanent blockchain “fork” to any supported crypto asset, page 41
18.Please tell us and disclose your policy for accounting for forks and airdrops. Your disclosure should address your policy related to digital assets owned by you as well as those held by you through custodial accounts.
The Company advises the Staff that the nature of blockchains make it technically difficult for the Company to restrict airdrops or forks. Many airdrops and forks can be of little to no value, not supported by the wider blockchain community, and do not provide any future benefit to the Company due to the lack of any trading venues.
The Company’s accounting policy in the recognition of such activities is based on the following criteria:
1.The Company has or is expected to support, at minimum, the custody or withdrawal of the asset for itself and its customers; and

United States Securities and Exchange Commission
Division of Corporation Finance
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2.The airdrop or fork has probable future benefit to the Company as determined under FASB Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements.
The Company does not recognize customer custodial digital assets on its consolidated balance sheet. The treatment of airdrops and forks by the Company is set forth in the Company’s user agreement, which provides, among other things, that: (i) supplemental protocols, including but not limited to forked protocols, are excluded from the Company’s supported crypto assets and the Company has no liability for any losses related to supplemental protocols; (ii) that the Company is not responsible for operating changes in underlying protocols (including forks) and the Company has no liability for any loss in value a user experiences as a result of changes in operating rules; and (iii) that the Company is not responsible and incurs no obligation in the event that an unsupported crypto asset is sent to a user’s account or a supported crypto asset is sent to an incompatible wallet. The Company advises the Staff to also consider the Company’s response to Comment 34 to the Letter for further information on the Company’s responsibilities with regard to forks and airdrops related to customer digital assets.
Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page F-13 of Draft No. 2.
Risks Related to our Class T Common Stock, page 60
19.Please expand your risk factor disclosure relating to holding and trading Class T common stock in token form. In doing so, please address the particular risks arising from the different or limited rights that holders of Class T common stock in token form will have compared to holders of certificated securities.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
The registration and listing of our Class A common stock, page 66
20.Please remove the implication of an intention to engage in price manipulation by deleting the following language from the fifth sentence of the first bullet point: “to help stabilize, maintain, or affect the public price” and “on the Nasdaq Global Select Market immediately after the listing.”
In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Draft No. 2.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89
21.We note crypto assets held totaled $38.5 million and $33.9 million as of June 30, 2020 and December 31, 2019, respectively. Please provide us a rollforward of your crypto assets held for

United States Securities and Exchange Commission
Division of Corporation Finance
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each period presented which includes or reconciles to crypto asset amounts disclosed in your Consolidated Statement of Cash Flows.
A table presenting a rollforward of the Company’s crypto assets held for the periods presented is provided below:

Balance at January 1, 2020	$33,932
Purchase of crypto assets with noncash consideration	1,247
Crypto assets received as revenue	10,779
Crypto asset payments for expenses	(7,424)
Purchase of crypto assets	131,858
Disposal of crypto assets(1)	(131,951)
Impairment of digital assets and other insignificant activity	(391)
Balance at June 30, 2020	$38,350
_____________
(1)Represents the cost basis of crypto assets disposed, calculated as the fair value of crypto assets disposed less realized gain on disposal of crypto assets.
Overview, page 89
22.Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, you state that you expect volatility in trading volume to decrease as institutional trading increases and as you expand the number of supported crypto assets. Please discuss the extent to which decreased volatility and shifting the mix of users and crypto assets are expected to materially impact revenues and profitability. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.
In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Draft No. 2.
Our Business Model, page 90
23.Please expand your discussion of crypto asset price cycles, including qualitative and quantitative information, so that investors can better understand the duration and volatility of price cycles and the extent to which volatility in the cryptoeconomy is related to broader economic cycles.
In response to the Staff’s comment, the Company has revised its disclosure on pages 85 – 86 of Draft No. 2.
24.Please refer to the third paragraph of this section. Please discuss specifically how you “manage Coinbase to break-even over price volatility cycles.”
In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Draft No. 2 to remove this statement. The Company advises the Staff that a price volatility cycle is not a defined concept and is subject to interpretation regarding what constitutes a cycle and how long a cycle has lasted. Moreover, the Company does not specifically manage its business based on price volatility

United States Securities and Exchange Commission
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cycles. The Company believes that such disclosure could be confusing to investors and therefore has removed the statement.
Key Business Metrics, page 91
25.We note disclosure on page 16 that transaction fees generated with the purchase, sale, and trading of Bitcoin and Ether drove over 65% of total trading volume on your platform during the six-months ended June 30, 2020. Please revise to quantify material crypto asset concentrations in trading volumes, transactions fees, and other key performance metrics for each period provided.
In response to the Staff’s comment, the Company has revised its disclosure on pages 89 - 91 of Draft No. 2.
26.You state that Verified Users, Monthly Active Users, and Assets on Platform are an indication of scale, engagement with your platform, and monetization opportunities. Please discuss the relationship of each of these metrics to net revenues and revenues from products and services.
The Company advises the Staff that after further internal refinement of the Company’s key metrics, the Company believes that the Monthly Transacting Users metric included on pages v, 13, 81-82, 88-89, 117 and 119 of Draft No. 2 provides potential investors with better visibility into the health of the Company’s business as well as trends that will impact the Company’s business performance as compared to the Monthly Active Users metric. The Company believes that Monthly Transacting Users is more closely tied to revenue and is more representative than Monthly Active Users of a truly engaged user on the Company’s platform. Unlike the Monthly Active Users metric, the Monthly Transacting Users metric only counts users that have transacted at least once in the measurement period by engaging in one of the Company’s revenue-generating products and services, such as investing, spending, staking or saving, or engaging in one of the Company’s non-revenue-generating products and services, such as send and receive, and does not count users who simply log into their accounts to check their crypto asset holdings. Therefore, the Company has removed the references to Monthly Active Users from Draft. No 2 and included Monthly Transacting Users in Draft No. 2. Moreover, in response to the Staff’s comment, the Company has revised its disclosure on pages 81-82 of Draft No. 2 to discuss the relationship of each of the Company’s key metrics to net revenues and revenues from products and services.
Assets on Platform, page 93
27.Please refer to the chart on page 93. Please break out the components of Assets on Platform by quantity, price, and types of assets and discuss the reasons for period over period fluctuations by component.
In response to the Staff’s comment, the Company has revised its disclosure on pages 89-90 of Draft No. 2.
Trading Volume, page 93
28.Please refer to the chart on page 94. Please explain the reasons for period over period fluctuations in Retail Users’ Trading Volume, Institutions’ Trading Volume, and 3 Month

United States Securities and Exchange Commission
Division of Corporation Finance
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Volatility. Also please discuss the extent to which fluctuations in 3 Month Volatility correlate or are predictive of retail and institutional trading volume.
In response to the Staff’s comment, the Company has revised its disclosure on pages 90-91 of Draft No. 2.
Key Factors Affecting Our Performance
Investments in growth, page 95
29.Please quantity the estimated investments in development of products and service, sales and marketing, and internationally and discuss key milestones and time frames to implement each of these strategies. To the extent this is not known for a particular growth strategy, please briefly describe the factors you will consider in determining the amount and timing of investments.
The Company respectfully advises the Staff that the Company is not able to specifically quantify its estimated investments in development of products and services, sales and marketing, and internationally as the Company does not allocate a specific dollar amount to any of these growth strategies and each growth strategy involves a significant number and wide variety and scope of initiatives. Additionally, given the rapidly changing nature of the cryptoeconomy, the breadth of these growth strategies, the ongoing investments in these areas and the quickly evolving nature of the Company’s business and  investments in growth, the Company does not believe specific key milestones and time frames to implement such strategies would meaningfully enhance a potential investor’s understanding of the Company. Furthermore, the Company states that investments in these growth strategies are components of its technology and development and sales and marketing expenses and the Company’s existing disclosure in the Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” includes information regarding the Company’s expectations for increased technology and development and sales and marketing expenses in absolute dollars in future periods. The Company also advises the Staff that the amount and timing of any specific investments depend on the Company’s level of profitability in a particular period, which has historically been, and will continue for the foreseeable future to be, driven by the volatility of crypto assets, as well as the Company’s strategic priorities, which are continuing to evolve, and therefore, such amount and timing are subject to change.
Strategic acquisitions, investments, and partnerships, page 96
30.We note disclosure that you plan to enter into a variety of strategic partnerships with various companies that contribute to your ability to scale your business, including but not limited to, partnerships that allow you to increase traffic to your platform, bridge traditional finance with cryptocurrency, and expand your current product offerings. We also note disclosure of partnerships with Centre Consortium on page 29, PayPal on page 119, and a multinational corporation related to your Spend product on pages 120 and 122. Please revise your filing to

United States Securities and Exchange Commission
Division of Corporation Finance
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discuss the benefits of these partnerships including how they will impact future financial results.
In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Draft No. 2.
Components of Results of Operations
Other revenue, page 97
31.We note disclosure that periodically, as an accommodation to customers, you may fulfill customer transactions using your own crypto assets. To the extent the accommodations become material, please revise to more fully explain the economic and other reason(s) why you provide this accommodation, why these transactions wouldn’t be fulfilled by customers on your trading platform, and to provide any other information needed to allow an investor to understand the potential benefits and costs and the impact on your financial results or business from these transactions.
In response to the Staff’s comment, the Company has revised its disclosure on page 95 of Draft No. 2.
Transaction expense, page 97
32.We note disclosure that included within transaction expenses are crypto asset losses due to transaction reversals and that these losses increased by $6.2 million during the six months ended June 30, 2020 due to a 55% increase in trading volume. Please revise to more clearly describe why and how you incur costs and losses related to transaction reversals and tell us if fee reversals are included in this amount noting your disclosure on page 106 regarding the estimate of fee reversals included in revenue. Please disclose total transaction reversal losses recognized for each period presented along with a discussion of the underlying reason for material trends and discuss any policies and procedures used to manage this risk.
The Company advises the Staff that transaction reversals can result in two distinct types of losses to the Company. One related to the loss of crypto assets and one related to fee reversals. Crypto asset losses due to transaction reversals are recorded in transaction expense while fee reversals due to transaction reversals are recognized as contra net revenue within the Company’s consolidated financial statements.
The Company incurs crypto asset losses related to transaction reversals primarily when a customer claims that they did not authorize a purchase and processes a chargeback claim through their payment processor or financial institution, or where a customer has closed their bank account or has insufficient funds. When such non-payment occurs, the Company aims to recover crypto assets from the customer but may be unsuccessful in this attempt due to the crypto assets being withdrawn from the Company’s platform, and the customer having no other assets in their account for the Company to seize.
The Company has implemented various policies and measures to minimize the risk of crypto asset losses due to transaction reversals, including time-based withdrawal limits, flagging of potentially

United States Securities and Exchange Commission
Division of Corporation Finance
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compromised or fraudulent accounts, challenging fraudulent customer chargebacks, and crypto asset withdrawal limits driven by level of account verification. The Company continuously seeks to improve its policies and measures and such policies and measures may not be effective in detecting and preventing crypto asset losses, particularly with new or expanded product and service offerings.
The Company incurs losses as a result of fee reversals related to transaction reversals primarily when a customer disputes a transaction processed on their credit card or their bank account for a variety of reasons and seeks to have the charge reversed after the Company has processed the transaction. The Company has implemented various policies and measures to minimize the risk of fee reversals due to transaction reversals, including flagging of potentially compromised or fraudulent accounts and challenging fraudulent customer chargebacks.
In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and F-23 of Draft No. 2.
The Company advises the Staff that it will disclose total crypto asset losses and total losses as a result of fee reversals due to transaction reversals recognized for each period presented in the Registration Statement along with a discussion of the underlying reasons for material trends in a subsequent submission of the Registration Statement that includes the Company’s consolidated financial statements for the period ending December 31, 2020.
Critical Accounting Policies and Estimates
Revenue recognition, page 105
33.We note disclosure that in certain instances, transaction fees can be collected in crypto assets with revenues measured based on the amount of crypto assets received and the fair value of the crypto assets at the time of the transaction. Please revise to discuss:
•the prevalence of collecting transaction fees in crypto assets and quantify if material,
•if you typically hold these crypto assets or convert them into fiat currency after receipt, and
•how you manage the fair value risk associated with crypto assets received.
In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Draft No. 2.
Business
Welcome to the Cryptoeconomy, page 112
34.Please discuss here crypto asset forks and airdrops and describe the criteria you use in determining whether to support forked or airdropped crypto assets. Also please provide us the basis for your belief that you are not required to support any fork or provide any benefit of any

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

forked crypto asset to your customers. We note the second to last paragraph of the full risk factor on page 41.
As a general matter, where it is feasible to do so, the Company endeavors to support crypto assets resulting from a protocol split (“fork”) and third-party distribution of new crypto assets to holders of certain other tokens (“airdrops”) that derive from supported assets on the Company’s platform. The Company operates by the principle that the customer should benefit to the greatest extent practicable from unexpected network protocol events that may lead to the creation of additional, value-accretive tokens.
The degree of support offered by the Company varies based on the resulting asset and includes (i) no support at all, (ii) making available forked assets for custody or withdrawal from the platform, (iii) liquidation on the platform in exchange for cash or another crypto asset, (iv) full trading functionality, or (v) some combination of the above.9
The Company’s top priority is the safety of customer funds, and it spends extensive time designing, building, testing and auditing its systems to ensure that the digital assets it supports remain safe and secure. Accordingly, there are several considerations that the Company considers as part of a general asset approval policy, which may operate to limit the Company’s ability to support forks or airdropped assets. These considerations include security or infrastructure concerns that may arise with the integration of any new asset into the technical infrastructure that allows the Company to secure customer assets and to transact securely in corresponding blockchains. Further, the Company’s general policy is to not support a forked digital asset that does not have support from a majority of the affiliated developer community. In many cases, the Company will only support the version of a digital asset that receives majority community support, provided, however, there are instances where the Company may elect to support multiple versions of a crypto asset. The Company also considers whether there is sufficient liquidity and/or consumer awareness necessary to allow operation of a stable trading environment for the asset. These considerations are reflected in the Company’s public blog at https://blog.coinbase.com/how-coinbase-approaches-forked-and-airdropped-assets-926100d2365f.
Whether the Company is obligated to provide services for a new and previously unsupported asset is a question of contract, as recognized in a recent published ruling of the California appellate courts.10 The Company’s user terms clearly indicate that the Company has sole discretion to determine whether to support any new asset or protocol change, and that it has no responsibility to assist clients with unsupported currencies or protocols. Moreover, the common law and/or regulatory regimes that generally apply to the custody of crypto assets do not compel the Company to provide services that it did not previously provide.
9 By way of example, the Company elected not to support the Bitcoin Gold fork in the way it had supported forks like Bitcoin Cash in the past, based in part on the inability to review the closed-source Bitcoin Gold code. More recently, by contrast, the Company has determined it will support the Spark airdrop for withdrawal; the Company notified customers that the buying, selling or trading of Spark has not yet been approved, and in the event the Company does not support these features, any Spark held in a Coinbase account will be available to withdraw only.
10 See Archer v. Coinbase, 53 Cal App. 5th 266 (App. 1st Dist. 2020) (granting summary judgment in favor of Coinbase based in part on a lack of an affirmative obligation for Coinbase to support a Bitcoin Gold fork, citing the Customer Agreement which did not “contain a provision requiring it to support or provide services for any particular digital currency created by a third party” and that “Coinbase has no duty or obligation to support every new digital currency that is created”). See also BDI Capital, LLC v. Bulbul Investments LLC, 446_ F.Supp.3d 1127, 1138, 2020 WL 1161100 at p. *10 (holding that online digital currency exchange platform had no obligation in connection with the support of an airdrop unless it undertakes affirmatively to support them).

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

What Sets Us Apart
We have a trusted platform, page 117
35.Please briefly provide the basis of your belief that you have a “trusted platform” and substantiate that you have the industry’s largest insurance policy.
The Company respectfully advises the Staff that it believes it has a reasonable basis to label itself a “trusted platform” based on a number of factors. First, the Company has conducted a number of internal studies over the years that have specifically asked its customers to comment on their perception of the Company’s trustworthiness. Most recently, in August 2019, the Company conducted a study of 335 Coinbase users to determine the sources of information such users trust when learning about a digital asset, which sources included the Company, digital asset companies, other trading platforms, and other outside sources (consisting of Coindesk, Bloomberg, The Block, Twitter, and other). Of those surveyed, 67% of Coinbase users stated that they trust information provided by Coinbase on digital assets, representing a higher percentage than any other sources included in the survey. In addition, as of June 30, 2020, over 5,000 institutions were using the Company’s platform to invest in digital assets, many of whom the Company believes chose to invest through the Company due to its implementation of security practices robust enough to meet the policies and requirements of traditional financing services firms, its strict adherence to regulatory compliance as one of the few entities the Company is aware of that holds a virtual currency license from the New York Department of Financial Services, its registration as a money services business with the U.S. Financial Crimes Enforcement Network, and its compliance with the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001. To meet regulatory requirements and ensure the security of its platform, the Company has dedicated nearly 20% of its full-time workforce to legal, compliance, finance, and security matters. Further, to ensure the safety of its customers’ assets, the Company secures approximately 98% of such assets in secure offline storage with institutional grade audits, digital key management, and physical security, and, for assets stored outside of cold storage, the Company is protected by what it believes to be the industry’s largest insurance policy. The Company also allows customers the opportunity to implement 2-step verification for added security on their accounts. In addition, the Company was one of the first crypto custodian to be SOC 1 and SOC 2 certified and has implemented robust infrastructure to support its anti-money laundering and know-your-customer programs. Based on these facts, the Company believes that its statement that it is a “trusted platform” is reasonably supported.
The Company also advises the Staff that in partnership with the Company’s insurance broker, Aon plc, the Company has negotiated what is believed by it and its insurance broker to be the largest hot wallet crime program in the insurance market based on the Company and its insurance broker’s knowledge of the industry, including correspondence with the limited number of third party insurers who offer such policies. Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 116 of Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

Growth Strategy, page 118
36.Please revise, where appropriate, to disclose the more than 30 crypto assets you allow customers to invest in and the more the 50 crypto assets you store on your platform as disclosed on page 120.
In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Draft No. 2.
Our Products
Retail, page 122
37.We note disclosure on page 123 that for your Save product customers earn rewards in the form of USDC and Dai, which are stablecoins that you earn commissions on when customers earn rewards. Please revise to disclose who issues these stablecoins as rewards and how these rewards are reflected in your financial statements. Additionally, as we note holdings of USDC on your balance sheet on page F-4, please tell us the amount of Dai held at each period end presented.
In response to the Staff’s comment, the Company has revised its disclosure on page 121 of Draft No. 2. The Company supplementally advises the Staff that $68,900 and $69,800 of Dai were held as of December 31, 2019 and June 30, 2020, respectively. The Company will disclose its holding of Dai in the future if and when the Company’s Dai holdings become material.
Committees of the Board of Directors, page 136
38.Please discuss the extent of the board’s and the audit and compliance committee’s role in overseeing cybersecurity risk management. Please refer to Item 407(h) of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures (Feb. 26, 2018).
In response to the Staff’s comment, the Company has revised its disclosure on pages 137 - 138 of Draft No. 2.
Certain Relationships and Related Party Transactions
Investors’ Rights Agreement, page 151
39.Please identify by name the holders of your convertible preferred stock who are parties to the investors’ rights agreement.
In response to the Staff’s comment, the Company has revised its disclosure on pages 153-154 of Draft No. 2 to identify each holder of more than 5% of the Company’s capital stock that is party to the investors’ rights agreement. The Company advises the Staff that the identity of all holders of convertible preferred stock who are party to the investors’ rights agreement will be contained in the amended and

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

restated investors’ rights agreement by and between the Company and certain securityholders, which will be included as Exhibit 4.2 to the Registration Statement.
Principal and Registered Stockholders, page 154
40.Please clearly identify the selling security holders. In particular, please disclose the amount of securities to be offered for each security holder's account as well as the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. In addition, please disclose the name of each of the selling security holders you have aggregated in the categories labeled “Non-Executive Officer and Non-Director Service Providers” and “All Other Registered Stockholders” and provide for each of them the information required by Item 507 of Regulation S-K, or tell us why you believe such disclosure is not required.
The Company acknowledges the Staff’s comment and the Staff’s issuance of Compliance & Disclosure Interpretations Section 240.01 relating to the disclosure of selling stockholders in groups where the aggregate ownership of the group is less than 1% of the shares of such company. However, the Company believes that the disclosure of the specific identity of every registered stockholder (other than those registered stockholders who are the Company’s directors, executive officers and 5% or greater stockholders) is not material to a potential purchaser of the shares to be registered pursuant to the Registration Statement. The stockholders that the Company intends to include in the non-executive officer and non-director service providers and other registered stockholders categories are not individually significant. The Company also respectfully submits that disclosing the identity of every registered holder would be inconsistent with the disclosures in other direct listings, each of which relied on the same broader groupings as the Company to account for non-executive officer and non-director service providers and other registered stockholders whose shares of capital stock were registered. Further, the Company expects there to be a significant number of registered stockholders such that disclosure of each registered stockholder would be burdensome and unwieldy. For context, as to the size of the potential registered stockholder base, as of December 15, 2020, the Company had 609 record holders and 1,237 option holders. While the Company could come up with groupings that would result in the holders in each group each being less than 1% of the shares of the Company, the Company believes such groupings would be arbitrary. In contrast, the Company believes that the categories the Company has already proposed to list – those registered stockholders who are the Company’s directors, executive officers and 5% or greater stockholders – are the categories that will be most useful to potential investors.
Class A Common Stock, Class B Common Stock, and Class T Common Stock
Conversion, page 159
41.Please refer to the second paragraph on page 160. Please disclose the circumstances under which you believe the committee of disinterested directors would choose to convert Class T common stock into Class A common stock. In addition, please disclose how they would establish the conversion price and notify holders in the event they elected to effect a conversion. In your response, please address whether the process and procedures for a

United States Securities and Exchange Commission
Division of Corporation Finance
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conversion would be different if the Class T common stock were quoted on an alternative trading system.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
Form, page 160
42.You state that holders may elect to hold shares of Class T common stock in certificated form represented by a security token. Please expand this section to disclose in detail the differences between holding such securities in certificated form and token form. In this regard, we note your risk factor disclosure beginning on page 60, which describes a variety of differences, some of which implicate fundamental rights of security ownership, such as voting and receiving dividends. In addition, please disclose the process for exchanging securities in certificated form for securities in token form, as well as how tokens will be issued, who will hold the public and private keys for the tokens, who will establish the blockchain and how the tokens will be transferred and recorded on the blockchain. Further, please explain in detail how you will determine who is eligible to vote shares represented by tokens, who is eligible to receive dividends or other payments on such shares and what direct rights token holders will have and how they will be able to exercise those rights.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
Our Token – Class T Common Stock, page 166
43.To the extent known, please clarify whether you intend to register the Class T common stock or any other class of digital securities you may issue in the future under Section 12 of the Exchange Act.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock. With respect to other classes of digital securities that the Company may issue in the future, the Company will determine whether to voluntarily register such securities under Section 12 of the Exchange Act and, to the extent that it does not voluntarily register such securities under Section 12 of the Exchange Act, will do so at such time as those securities are either listed on a national securities exchange or held of record by either (i) 2,000 or more persons or (ii) 500 persons who are not accredited investors as defined under the Securities Act.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

44.Please refer to the second paragraph. Please clarify whether you intend to provide benefits to holders who are directors, officers, or related parties.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
45.Please tell us how you would likely structure any future issuance of shares of Class T common stock to your customers in connection with customer reward or loyalty programs to comply with the federal securities laws, including, but not limited to, the registration requirements of the Securities Act.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock. To the extent the Company issues capital stock, including digital securities, in the future in connection with any customer reward or loyalty program, the Company intends to comply with all federal securities laws, including, but not limited to, the filing of a registration statement under the Securities Act.
Plan of Distribution, page 176
46.Please disclose that the holders of Class T common stock who are offering their securities for resale pursuant to this registration statement may be deemed to be statutory underwriters.
The Company advises the Staff that, after further consideration, the Company has determined not to issue the Class T common stock at this time, or register the Class T Common Stock on its Registration Statement relating to the Direct Listing and has therefore eliminated references throughout Draft No. 2 to Class T common stock.
47.Please clarify whether you intend for the term “registered stockholders” to include their pledgees, donees, transferees, or others in terms of the registrant’s existing stockholders who may or may not sell their shares immediately at the open of trading on Nasdaq.
The Company acknowledges the Staff’s comment and has revised its disclosure on page ii of Draft No. 2.
48.Please refer to the second full paragraph on page 178. Please disclose whether Goldman Sachs, J.P. Morgan, or any other financial advisors will also serve in the capacity of an “active market maker” in connection with this direct listing and, if so, briefly describe the scope and timing of their activities in contrast to those of a financial advisor.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that Goldman Sachs and J.P. Morgan Securities LLC intend (but are not obligated) to act as registered and active market makers (each, an “Active Market Maker”), although any such market-making, if commenced, may be discontinued at any time. At this time, the Company has not selected the third Active Market Maker, but

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

will appoint such Active Market Maker prior to effectiveness of the Registration Statement. Note that any eligible broker-dealer (whether or not such firm has acted as a financial advisor in connection with the Direct Listing) may act as an Active Market Maker for the shares of Class A common stock.
An Active Market Maker is a broker-dealer that is a member of Nasdaq and, with respect to a security listed on Nasdaq, holds itself out (by entering quotations on Nasdaq) as being willing to buy and sell such security for its own account on a regular and continuous basis to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets in accordance with Nasdaq Rule 4613. Active Market Makers will enter such quotations at and after the commencement of trading of shares of Class A common stock. In contrast, the financial advisor that is designated to perform the functions under Nasdaq Rule 4120(c)(8) will be performing its function to notify Nasdaq that the shares are “ready to trade” and approve proceeding at the “Current Reference Price”, as further described in Draft No. 2, prior to the commencement of trading of shares of Class A common stock on Nasdaq. Any other financial advisors may consult with Nasdaq on the determination of the price entered during the system setup for use by the system in determining the pricing/opening of a direct listing in connection with determining the “Current Reference Price” when more than one price exists at which the Company’s shares of Class A common stock will remain unmatched pursuant to Nasdaq Rule 4753(a)(3)(iv) and will also be, prior to commencement of trading, consulting with Nasdaq in connection with the price validation checks as further described in Draft No. 2.
Index to Consolidated Financial Statements, page F-1
49.Please revise to include audited statements for the fiscal year ended December 31, 2018 or confirm that you intend to include two years of audited financial statements and related MD&A disclosure in an amendment prior to distributing a preliminary prospectus to investors. Refer to General Instruction II.C of Form S-1 for guidance.
The Company advises the Staff that the Company intends to include the Company’s audited financial statements for the fiscal year ending December 31, 2020 and the related MD&A disclosure in a subsequent amendment to the registration statement following the completion of the Company’s fiscal year ending December 31, 2020 such that prior to distributing a preliminary prospectus to investors, the registration statement will include two years of audited financial statements and related MD&A disclosure.
Report of Independent Registered Public Accounting Firm, page F-2
50.Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph.09 of AS3101.
In response to the Staff’s comment, the Company has revised its disclosure on page F-2 of Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

Note 2. Summary of Significant Accounting Policies
Customer custodial funds and custodial funds due to customers, page F-12
51.We note that you have customer custodial funds in segregated accounts. These funds represent cash deposits held by customers in their fiat wallets and unsettled transaction payables. Please tell us and revise to discuss if you segregate customer custodial funds as a result of a regulatory requirement or for another reason. Additionally, please revise to disclose your accounting policy for your customer custodial funds and tell us the accounting guidance supporting recognition of these amounts on your balance sheet.
The Company advises the Staff that customer funds are held in segregated accounts to ensure the Company’s compliance with various regulatory regimes. The Company, through its subsidiaries, has secured money transmission licenses with numerous state banking departments and is authorized by the United Kingdom's Financial Conduct Authority and the Central Bank of Ireland to carry on electronic money services in the European Economic Area. These regimes generally require separate safeguarding of customer assets in a manner that complies with applicable laws, which uniformly allow the Company to maintain customer cash in separate, client-designated deposit accounts for customer benefit.

    Accordingly, the Company restricts the use of the assets underlying the customer custodial funds and classifies such assets as customer custodial funds on its consolidated balance sheets. The Company classifies the assets underlying the customer custodial funds as current based on their purpose and availability to fulfill the Company’s direct obligation under custodial funds due to customers. As the Company has the unencumbered right to obtain future economic benefits from these funds, such as by holding funds in either interest-bearing accounts or highly liquid investments, the Company believes it has complied with ASC 210-10-45 and ASC 210-10-S99-1 with respect to the accounting for customer custodial funds.

In addition, in response to the Staff’s comment, the Company has revised its disclosure on page F-12 of Draft No. 2.

Note 4. Acquisitions
Neutrino, page F-19
52.Please tell us the accounting guidance that supports your accounting of the $7.4 million held in an escrow fund for former stockholders of Neutrino S.r.l at the acquisition date and subsequent to the acquisition date when you released the funds and recognized the amount as a technology and development expense in your consolidated statement of operations. Specifically, tell us how you considered the guidance starting in ASC 805-10-25-13 as to whether the separation agreement entered into soon after the acquisition should be reflected as a measurement period adjustment to the initial accounting for the acquisition of Neutrino.
The Company advises the Staff that, at the acquisition date, the Company assessed the nature of the funds held in escrow in accordance with ASC 805-10-25-1 and ASC 805-10-55-24 to 25 in order to determine if the arrangement for payments to the former shareholders of Neutrino S.r.l (“Neutrino”) was part of the purchase consideration transferred, or was a transaction separate from the business

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

combination. The Company concluded that the funds held in escrow should be considered compensation for post-combination services due to the following:
(1)the release of the escrow funds was dependent upon the continuing employment with the Company or a subsidiary of the Company of certain former Neutrino employees, who are also former shareholders of Neutrino (the “Former Stockholders”);
(2)the payments of unvested amounts would be forfeited if the employment of the Former Stockholders with the Company or a subsidiary of the Company were terminated; and
(3)this arrangement was intended to retain the Former Stockholders as employees of the Company or a subsidiary of the Company post-acquisition, which benefited the Company.
ASC 805-10-25-13 states that provisional amounts may be adjusted during the measurement period to “reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.”
Subsequent to the acquisition date, the Company modified the terms of the agreement and allowed the Former Stockholders to resign and retain the escrow funds as severance. Without this modification, the Former Stockholders would not have been entitled to the funds in escrow in the event their employment ended prior to the completion of the vesting terms. This decision was based on facts and circumstances that existed after the acquisition date. While certain facts related to Neutrino and its Former Stockholders existed at the time of the acquisition, the Company does not believe that the knowledge of such facts, in and of itself, would have materially affected the terms and structure of the acquisition. The Company’s final decision was based on post-acquisition activity and risk assessments. Therefore, the Company believes that the separation agreement does not meet the requirements under ASC 805-10-25-13.
Xapo, page F-20
53.Please tell us the accounting guidance that supports measuring the contingent consideration at fair value with subsequent changes in fair value being recognized in net income or loss for your acquisition of the customer relationships and institutional custody business of Xapo, Inc. Specifically tell us how you considered whether the transaction should be accounted for as an acquisition of assets rather than a business with contingent consideration not meeting the definition of a derivative typically accounted for in accordance with ASC 450.
The Company respectfully advises the Staff that the Company applied the practical screen in accordance with ASC 805-10-55-5A through 5C to determine if the acquisition would be considered a business. Based on the fair value assessment of gross assets acquired, the Company noted that substantially all (over 95%) of the fair value was concentrated in a single identifiable asset—the customer relationships. Therefore, the Company concluded that the acquisition does not meet the definition of a business and should therefore be treated as an asset acquisition.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

The Company determined the recognition and measurement of the contingent consideration under asset acquisition guidance based on the interpretative literature from the Deloitte Business Combination roadmap, Appendix C.2.2:
“ASC 805-50 states that any liabilities incurred by the acquiring entity are part of the cost of the asset acquisition, but it does not provide any specific guidance on accounting for contingent consideration in an asset acquisition. However, in EITF Issue 09-2, the Task Force addressed contingent consideration in an asset acquisition. While a final consensus was not reached, the minutes from the September 9–10, 2009, EITF meeting state that “the Task Force reached a consensus-for-exposure that contingent consideration in an asset acquisition shall be accounted for in accordance with existing U.S. GAAP.”
The Company determined that the contingent consideration should be accounted for under ASC 815-40, Contracts in Entity’s Own Equity, based on the guidance in ASC 815-40-15-5. The guidance also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative instrument for purposes of determining whether the instrument is within the scope of the subtopic.
The Company noted that the settlement provisions would not be met because the settlement amount, being the amount of shares to be issued based on amount of customer assets retained one year after the acquisition, was affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares (ASC 815-40-15-7F). Therefore, the contingent consideration was not indexed to the Company’s own stock and was appropriately classified as a liability (ASC 815-40-15-8A). The contingent consideration was initially measured at fair value based on ASC 815-40-30-1. Per ASC 815-40-35-4, contracts classified as liabilities under ASC 815-40-25 are subsequently measured at fair value with changes in fair value reported in earnings.
Note 5. Revenue
Staking revenue, page F-22
54.We note your disclosure here that the Company participates in networks with proof-of-stake consensus algorithms, through creating or validating blocks on the network. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. We further note your disclosure on page 35, that as a service to customers, you operate staking nodes on certain blockchain networks utilizing customers’ crypto assets and pass through the rewards received to those customers, less a service fee.
Please provide us with the following additional information concerning your staking services:
•Provide us with a more detailed description of the nature of your staking services. In your response please elaborate on how the staking process operates, how you provide services and generate revenue from that process and how your arrangements with customers are structured.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

•Confirm whether staking revenue presented on page F-21 represents staking revenue earned from activities performed on your own account, performed on behalf your customers, or both. If both, separately quantify the related staking revenues recognized during each period presented and tell us where these amounts are recognized on your statements of operations.
•Describe the nature of your staking expenses and quantify them separately for each period presented; and
•Quantify rewards received, rewards passed through to customers, and service fees earned during each period presented and reconcile such amounts to the staking revenues disclosed on page F-21.
Description of the Company’s staking services
The Company refers the Staff to its response to Comment 5 of the Letter for a factual explanation of its staking services. The Company advises the Staff that staking revenue is primarily earned from the Tezos network, while an immaterial amount of revenue is earned from the other proof-of-stake networks in which it participates.

The Company generates revenue by paying to itself a percentage of staking rewards that are generated by the validator(s) operated by the Company. The remainder of rewards are distributed to participating Coinbase customers on a pro rata basis. The Company has no obligation to distribute rewards to users if the Company-operated validator does not earn any rewards. The terms of the staking services are governed by the Company’s user agreement, and by an addendum to the custody agreement for Coinbase Custody users.

Revenues from staking services
The staking revenue on page F-22 of Draft No. 2 represents staking revenue from activities performed on both the Company’s own corporate inventory (its “Own Staked Amount”) as well as on behalf of customers (from assets delegated by customers (“Delegated Amounts”)). Based on the Company’s assessment of its provision of staking services, it was determined that each underlying network meets the definition of a customer in ASC 606-10-20, with the Company providing services to the network that maintain the integrity of the network—i.e. by contributing a validator node that runs routine functions in accordance with the network protocol and which facilitate transaction settlement on the network. The arrangement is governed by an implied contract, in terms of ASC 606-10-25-2, with the terms of the implied contract represented by the network protocol. The rights and obligations of each network participant are enforced by the network, and by participating in the network the participant is agreeing to abide by those rules. The arrangement between the Company and network is therefore considered to be the contract with a customer that is within the scope of ASC 606.
It was also determined that the Delegated Amounts are assets used by the Company in obtaining the contract with the network, as a higher Delegated Amount increases the likelihood of being selected to perform staking. The share of the rewards distributed to users is therefore considered to be an incremental cost to obtain the contract with the network under ASC 340-40-24-2, as these costs are only incurred if the Company is selected to perform and earns rewards from staking. Furthermore, these costs are

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

expected to be recovered, as they are distributed from the rewards received by the Company from the network. Pursuant to ASC-340-40-25-1, the rewards distributed are expensed when the rewards earned are available for transfer.
With regards to separately disclosing staking rewards related to the Own Staked Amount and the Delegated Amounts, the Company considered the disclosure requirements set out in ASC 606-10-50-5 and 55-89 through 91. Specifically, paragraph 50-5 provides: “An entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. An entity shall apply the guidance in paragraphs 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenue.”
The Company is of the view that the nature, amount, timing, and uncertainty of revenue and cash flows related to staking differs from the other services provided by the Company. As such, the related revenue was disclosed separately on page F-22 of Draft No. 2. However, the Company believes that further disaggregation of staking revenue is not required, as the nature, amount, timing, and uncertainty of revenue and cash flows of staking do not differ between the Own Staked Amount or the Delegated Amounts. Staking performed by the Company is the same, and is performed in strict accordance with the network rules, regardless of which party provided the Staked Amount. Furthermore, the Company has concluded that the contract with the network contains a single performance obligation, being the provision of services to maintain the integrity of the network. The transaction price allocated to the performance obligation is made up of the rewards that are deposited by the network into the Company’s address each time the Company creates or validates a block on the network. Rewards are earned for each instance of staking and are not earned separately from the Own Staked Amount and the Delegated Amount. The Company respectfully informs the Staff that the revenue derived from the Own Staked Amount is not material to the Company’s consolidated financial statements.
Staking revenue attributable to the Owned Staked Amount was $4,785, $0.3 million, and $30,936 for the six months ended June 30, 2019 and June 30, 2020 and the year ended December 31, 2019, respectively. Staking revenue attributable to Delegated Amounts was $19,141, $3.9 million, and $0.2 million for the six months ended June 30, 2019 and June 30, 2020 and the year ended December 31, 2019, respectively. The staking revenue amounts are all presented in net revenue within the consolidated statements of operations.
Expenses from staking services
Staking expenses consist solely of the rewards that were distributed to users. The Company’s staking expenses were $13,159, $2.9 million, and $0.1 million for the six months ended June 30, 2019 (unaudited) and June 30, 2020 and the year ended December 31, 2019, respectively.
Rewards and service fees
As noted above, staking revenue disclosed on page F-22 of Draft No. 2 represents the total amount of rewards received. Also noted above, staking expenses represent the rewards passed through to customers. This resulted in service fees of $5,982, $1.0 million, and $10,329 for the six months ended June 30, 2019 (unaudited) and June 30, 2020 and the year ended December 31, 2019, respectively.

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

Note 8. Goodwill and Intangible Assets, page F-25
55.Please revise to separately disclose each material crypto asset held and its value as of each period end presented.
The Company advises the Staff that it believes that it has complied with the requirements of ASC 350-30-50 in disclosing its crypto assets as indefinite lived intangible assets. Further, the Company advises the Staff that it also considered Rule 5-02 promulgated under Regulation S-X when determining the disclosure requirements for indefinite lived intangible assets and notes that held crypto assets, individually and in aggregate, do not exceed the 5% threshold that would require a disaggregated disclosure of crypto assets held in Note 8 of the consolidated financial statements to the Draft Registration Statement. In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 92 of Draft No. 2.
*******

United States Securities and Exchange Commission
Division of Corporation Finance
December 21, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael A. Brown
Michael A. Brown
Partner

FENWICK & WEST LLP

CC:      Brian Armstrong
Alesia Haas
Paul Grewal
Juan Suarez
Doug Sharp
Coinbase Global, Inc.
Mark Stevens
Ran Ben-Tzur
Faisal Rashid
Jennifer Hitchcock
Fenwick & West LLP